Mail Stop 4561

March 23, 2007

Michael Ciavarella
501 Alliance Avenue, Suite 400
Toronto, Ontario M6N 2J1

      Re: **Empire Global Corp.**
            File No. 000-50045

Dear Mr. Ciaveralla:

      As a follow-up to our telephone conversation of Friday, March 23, 2007, this letter is to inform you that the company should file the Item 4 Form 8-K immediately. The filing was due on the fifth day following the date the relationship with SF Partnership, LLP ceased.

      The staff has received an SECPS letter from SF Partnership, LLP notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship with Empire Global Corporation has ceased.

      Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

      You may contact the undersigned at (202) 551-3472 if you have questions.

            Sincerely,

            Yolanda Crittendon
            Staff Accountant